Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Nine months ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense (1)	$11,874	$15,304	$12,233	$1,141	$3,978
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	1,004	1,291	937	300	280
Estimate of the interest within rental expense (3)	12,770	18,396	15,957	17,128	17,791
Total Fixed Charges	$25,648	$34,991	$29,127	$18,569	$22,049
Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	$121,246	$215,502	$202,451	$178,508	$149,959
Fixed Charges	25,648	34,991	29,127	18,569	22,049
Distributed income of equity investees (4)	—	—	—	—	—
Total Earnings	$146,894	$250,493	$231,578	$197,077	$172,008
Ratio of Earnings to Fixed Charges	5.7	7.2	8.0	10.6	7.8

(1) Interest expense consists of interest on indebtedness.
(2) Represents the amortization of financing costs incurred in connection with the Company's credit agreement and our 7.25% senior unsecured notes.
(3) The proportion of rental expense deemed to be representative of the interest factor is one third.
(4) Equity investees are investments accounted for using the equity method of accounting.